UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

YOSHITSU CO., LTD

(Name of Issuer)

American depositary shares, each representing one

ordinary share

(Title of Class of Securities)

98741L 101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98741L 101	Page 1 of 4

1.	Names of Reporting Persons. Yingjia Yang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,672,754
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,672,754
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,672,754
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 8.9%*
12.	Type of Reporting Person IN

*	The percentage is calculated based on 30,000,054 ordinary shares of the issuer, issued and outstanding as of December 31, 2021.

CUSIP No. 98741L 101	Page 2 of 4

ITEM 1.

(a) Name of Issuer:

Yoshitsu Co., Ltd

(b) Address of Issuer’s Principal Executive Offices:

Harumi Building, 2-5-9 Kotobashi, Sumida-ku, Tokyo, 130-0022, Japan

ITEM 2.

(a) Name of Person Filing:

Yingjia Yang

(b) Address of Principal Business Office, or if None, Residence:

Harumi 2-3-30-4705, Chuo-Ku, Tokyo, 1040053, Japan

(c) Citizenship:

People’s Republic of China

(d) Title of Class of Securities:

American depositary shares, each representing one ordinary share

(e) CUSIP Number:

98741L 101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4. OWNERSHIP.

The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.

CUSIP No. 98741L 101	Page 3 of 4

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

CUSIP No. 98741L 101	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2022

By:	/s/ Yingjia Yang
Name:	Yingjia Yang